                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2000

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   From the transition period from         to


                        Commission file number 000-24312


             A. Full title of the plan and the address of the plan,
                if different from that of the issuer named below:

              AGRI-NUTRITION GROUP LIMITED RETIREMENT SAVINGS PLAN


          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

                               VIRBAC CORPORATION
                      (f/k/a AGRI-NUTRITION GROUP LIMITED)
                             3200 Meacham Boulevard
                              Fort Worth, TX 76137
                             Telephone 817-831-5030

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  AGRI-NUTRITION GROUP LIMITED
                                  RETIREMENT SAVINGS PLAN



Date:  March 25, 2002             by: /s/ Joseph A. Rougraff
                                     -------------------------------------------
                                     Joseph A. Rougraff, Chief Financial Officer

                          INDEPENDENT AUDITOR'S REPORT


To the Plan Administrator
Agri-Nutrition Group Limited Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Agri-Nutrition Group Limited Retirement Savings Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Agri-Nutrition Group Limited Retirement Savings Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary financial information on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
October 12, 2001

              AGRI-NUTRITION GROUP LIMITED RETIREMENT SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2000 AND 1999


                                            2000         1999
                                        ----------   ----------
ASSETS
     Investments, at fair value         $4,529,501   $5,221,937
     Employer contribution receivable        3,875        2,464
     Employee contribution receivable        9,297        4,442
     Participant loans                      18,809        3,400
                                        ----------   ----------

         Total assets                    4,561,482    5,232,243


LIABILITIES                                     --           --
                                        ----------   ----------


NET ASSETS AVAILABLE FOR BENEFITS       $4,561,482   $5,232,243
                                        ==========   ==========

  The Notes to Financial Statements are an integral part of these statements.

              AGRI-NUTRITION GROUP LIMITED RETIREMENT SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 2000


ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Contributions
         Employer                                            $    85,494
         Employee                                                204,939
     Investment Income (loss)
         Interest                                                 55,848
         Net investment loss from pooled separate accounts       (69,448)
         Net investment loss from mutual funds                    (3,823)
     Other                                                         7,494
                                                             -----------

             Total additions                                     280,504


DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Benefits paid to participants                               935,897
     Administrative expenses                                      15,368
                                                             -----------

             Total deductions                                    951,265
                                                             -----------

             Decrease in net assets available for benefits      (670,761)


NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of year                                         5,232,243
                                                             -----------

     End of year                                             $ 4,561,482
                                                             ===========


   The Notes to Financial Statements are an integral part of this statement.

              AGRI-NUTRITION GROUP LIMITED RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

         Agri-Nutrition Group Limited Retirement Savings Plan (the "Plan") maintains its accounting records on the accrual basis.

     INVESTMENT VALUATION AND INCOME RECOGNITION

         At December 31 of each year, the Plan's assets are revalued to reflect fair value using quoted market prices. Any appreciation or depreciation in fair value is reflected in the statement of changes in net assets available for benefits.

     USE OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

NOTE 2.  DESCRIPTION OF PLAN

     The following description of Agri-Nutrition Group Limited Retirement Savings Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan covering all eligible employees of Agri-Nutrition Group Limited and participating Companies (PM Resources, Zema Corporation and St. JON Laboratories) (the "Company"). The Plan meets the eligibility requirements of a 401(k) plan under the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974.

     The Plan covers all employees of the Company who were employees on the effective date of the plan, September 9, 1993. All employees who have attained the age of 18 and have completed six consecutive months of service are eligible to participate in the Plan. Participant contributions are fully vested at all times. The Plan provides for vesting of the Company's matching and discretionary contributions according to the following schedule: after one year of service, 33%; after two years of service, 67%; and after three years of service, 100%.

              AGRI-NUTRITION GROUP LIMITED RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2.  DESCRIPTION OF PLAN - CONTINUED

     Each participant may elect to contribute up to 15 percent of their eligible compensation, as defined in the Plan, in increments of one percent, with the right to increase or decrease their rate of basic contribution or investment percentage of each fund on the first day of each month. The Company contributes to the Plan an amount equal to one-half of participant contributions, not to exceed four percent of the participant's eligible compensation. In addition, the Plan accepts qualified rollover contributions from participants.

     In addition to the Company's matching contribution, the Company may make a discretionary contribution to the Plan out of its accumulated earnings or current profits as decided by the Board of Directors. The Company's discretionary contribution is allocated to the participants based on their eligible compensation as a percentage of total compensation. No discretionary contributions were made in 2000 or 1999.

     Each participant may designate, in one percent increments, the percentage of participant and Company matching contributions allocable to their account which are to be invested in the Guaranteed Interest Fund, Money Market Fund, Bond Emphasis Balanced Fund, Stock Emphasis Balanced Fund, Large Cap Stock Index Fund, T. Rowe Price New Horizons Fund, and Agri-Nutrition Group Ltd Stock Fund.

     If a participant terminates employment prior to becoming fully vested, the forfeited portions of the Company's discretionary contributions are allocated to the remaining participants on the basis of their compensation.

     Retiring participants, participants leaving the employment of the Company due to disabling illness or injury, and participants whose employment is terminated prior to retirement, disability or death will receive the vested balance in their individual account in a lump sum payment or in approximate equal annual or monthly installments over a period of time based upon the written election of the participant for participants with vested account balances greater than $3,500. Payment of benefits for participants with vested account balances of $3,500 or less are disbursed in a lump sum. Upon death, a participant's account will be distributed to the designated beneficiary at his election in the manner described above.

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the rights of participants to benefits accrued to the date of termination will be fully vested and nonforfeitable.

     Any active employee may apply for a loan from the Plan. The minimum loan amount is $1,000 and the maximum total dollar amount may not exceed $50,000. The loans may not exceed the lesser of 50 percent of the participant's nonforfeitable accrued benefit or 100 percent of vested participant contributions and income. The security for each loan shall be

              AGRI-NUTRITION GROUP LIMITED RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2.  DESCRIPTION OF PLAN - CONTINUED

     an irrevocable pledge and assignment of the nonforfeitable participant's accrued benefit with a repayment term of 60 months or less. Only one loan per participant may be outstanding in any twelve-month period.


NOTE 3.   INVESTMENTS

     The investments of the Plan are maintained in pooled separate accounts held by the Principal Life Insurance Company. A pooled separate account contains assets of two or more unrelated plans which are invested together with each plan having units of participation.

     The following table presents the fair values of investments as of December 31, 2000 and 1999. Investments that represent five percent or more of the Plan's net assets are separately identified.

                                                 December 31,     December 31,
                                                     2000             1999
                                                --------------   --------------
         Investments at fair value as
         determined by quoted market price
              Guaranteed Interest Fund          $      162,232   $      151,204
              Money Market Fund                        502,073 *        639,555 *
              Bond Emphasis Balanced Fund              509,373 *        690,563 *
              Stock Emphasis Balanced Fund             614,444 *        774,679 *
              Large Cap Stock Index Fund             1,504,511 *      1,690,108 *
              T. Rowe Price New Horizons Fund          397,661 *        393,045 *
              Insurance Policies                       414,402 *        482,395 *
              Agri-Nutrition Group Ltd. Fund           424,805 *        400,388 *
                                                --------------   --------------


                                                $    4,529,501   $    5,221,937
                                                ==============   ==============

              * Represents investments of 5% or more of net assets

NOTE 4.   TAX STATUS OF PLAN

         The Plan obtained its latest determination letter in May, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

              AGRI-NUTRITION GROUP LIMITED RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 5.   PLAN MERGER

         During 1999, Agri-Nutrition Group Limited merged with a U.S. subsidiary of a French manufacturer (the "Acquiring Company") to form a new company. In 2001, the Acquiring Company merged the existing pension plan of the Acquiring Company with the Plan.

              AGRI-NUTRITION GROUP LIMITED RETIREMENT SAVINGS PLAN
                          ITEM 27a - SCHEDULE OF ASSETS
                          HELD FOR INVESTMENT PURPOSES
                           EIN: 43-1648680 PLAN - 001
                                DECEMBER 31, 2000


(a)          (b)                          (c)                         (d)         (e)
                              Description of investment
       Identity of issue,      including maturity date,
       borrower, lessor       rate of interest, collateral,                     Current
       or similar party          par or maturity value                Cost       Value
      -------------------    ------------------------------           ----     ----------
      Principal Life         Insurance Company General
          Insurance Co.          Guaranteed Interest                   N/A     $  162,232

      Principal Life         Pooled Separate Accounts
          Insurance Co.          Money Market                          N/A        502,073

      Principal Life         Pooled Separate Accounts
          Insurance Co.          Bond Emphasis Balanced                N/A        509,373

      Principal Life         Pooled Separate Accounts
          Insurance Co.          Large Cap Stock Index                 N/A      1,504,511

      Principal Life         Pooled Separate Accounts
          Insurance Co.          Stock Emphasis Balanced               N/A        614,444

      T. Rowe Price Funds    Registered Investment Company
                                 T. Rowe Price New Horizons            N/A        397,661

      Agri-Nutrition         Employer Security - Common
          Group Ltd              Agri-Nutrition Group Limited Co       N/A        424,805

      Massachusetts          Insurance Company General
          General                Guaranteed Interest                   N/A        178,167

      Lincoln National       Insurance Company General
                                 Guaranteed Interest                   N/A        187,641

      College Life           Insurance Company General
                                 Guaranteed Interest                   N/A         43,947

      Midland Life           Insurance Company General
                                 Guaranteed Interest                   N/A          4,647

      Participant Loans      Interest Rates Ranging
                                 from 7.75% to 9.75%                   N/A         18,809
                                                                               ----------

                                                                       N/A     $4,548,310
                                                                               ==========